EXHIBIT 1

Letter to Mr. Glen A. Messina, dated September 19, 2012

September 19, 2013

Mr. Glen A. Messina

President and Chief Executive Officer

PHH Corporation

3000 Leadenhall Road

Mount Laurel, NJ 08054

Dear Glen:

Orange Capital, LLC, a New York based investment fund, is the owner of 2,866,824 shares of PHH Corporation (“PHH” or the “Company”) representing approximately 5.0% of the outstanding common stock.

Thank you for meeting with us again this week. We hope this correspondence clarifies our position with respect to the Company’s strategy, leverage profile and excess liquidity along with our expectations for the timing of prospective capital returns.

As we discussed, we applaud the management team for restoring PHH’s liquidity and de-leveraging the Company’s balance sheet. Despite PHH’s recovery and significant cash flow generation, the Company’s shares continue to trade at approximately 75% of tangible book value and at an even larger discount to their intrinsic value. It is our view that the market is not assigning adequate value to the Company’s business segments and financial assets, in particular the Company’s Fleet Management Service (“Fleet Management”) segment and $1.25 billion of mortgage servicing rights (“MSRs”).

We believe there are both immediate and near-term options available to management that would improve shareholder returns while preserving, and in most cases enhancing, the Company’s credit profile. Specifically, we have four recommendations for management and the Board of Directors:

1)	Create a captive finance vehicle which would own a significant stake in the Company’s newly originated and existing excess MSRs
2)	Hire a financial advisor to pursue a tax-efficient sale or IPO of Fleet Management
3)	Immediately commence a share repurchase program or tender offer for $150 million of the Company's common stock
4)	After resolving outstanding repurchase obligations and securing new financing for newly originated MSRs, offer to exchange the 6% convertible notes due 2017 for a combination of cash and common stock

With these steps, we believe PHH’s share price would likely increase by over 67%. The following table summarizes our view that the Company’s stock is worth in excess of $35 per share and at least $28 per share excluding the value of the Company’s mortgage production segment.

 In the last six quarters, PHH generated approximately $777 million in Adjusted Cash Flow1, equal to approximately 65% of the Company’s current market capitalization. At the end of the most recent fiscal quarter, the Company’s unsecured debt less unrestricted cash stood at $189 million compared to $1.02 billion at the end of 2010.

Importantly, the Company has reached management’s goal of an unencumbered assets to unsecured debt ratio of approximately 3:1. With respect to profitability, PHH reported a pre-tax core return on equity ("ROE") of 16.6% in 2012, which excludes $228 million in fair value adjustments.

We believe PHH shares trade at a discount because of: (a) the lack of prospective capital returns to shareholders; (b) the complex financial analysis required to understand the Company’s unique combination of Fleet Management and mortgage operations along with the allocation of corporate overhead and interest expense; (c) customer concentration in the mortgage origination business; and (d) the volatility of the balance sheet value of MSRs under GAAP accounting.

We do not deem declining origination volumes or regulatory uncertainty as an impediment to improved shareholder returns, as evidenced by the share price performance of other MSRs owners and mortgage originators over the last twelve months period (“LTM”).

We have carefully considered the Company’s credit ratings in each of our proposals. Recently, Standard and Poor’s highlighted the Company’s commitment to maintain contingent liquidity, defined as unrestricted cash plus available revolving credit lines, of $200 million in excess of the amount of debt due over the next year. Our proposals would not jeopardize that commitment. In addition, pro-forma for our proposals, we believe the Company’s debt to tangible equity and unencumbered assets to unsecured debt ratios both improve.

Finally, we believe each of our proposals is permissible without an amendment to the Company’s outstanding bond indentures2. The Company’s undrawn credit facilities due 2015 would require an amendment or refinancing if certain of our proposals were undertaken, but we see minimal risk to sourcing a new credit line in the current environment.

1 As defined in the Company’s Management Incentive Plan

2 None of our proposals would result in an increase in secured indebtedness

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Recommendation #1: Create a captive finance vehicle which would own a significant stake in the Company’s newly originated and existing excess MSRs

Based on public statements made by Company officers, we believe management shares our view that realizing the value of the Company’s MSRs is a high priority for the Company. New sources of financing to capture the value of the MSRs, including sales to third parties or captive finance vehicles, would augment the Company’s liquidity and eliminate the Company’s reliance on the high-yield debt market as the primary source of financing for its MSRs. Any sales would also allow for an accelerated return of capital to shareholders. We support the Company’s plans to immediately pursue sales of newly originated MSRs to a third party as long as they do not restrict alternative transactions for new and existing MSRs going forward.

While we remain supportive of management’s MSRs financing initiatives, sales of newly originated MSRs to third parties are likely to result in a loss of economics to a prospective buyer. Therefore, we recommend management also pursue the creation of a captive financing vehicle which would own a significant stake in the Company’s newly originated and existing MSRs. We believe this should happen in parallel with a third-party sale process. We believe the creation of a captive finance vehicle would have numerous benefits, including:

(1)	Opportunities for PHH to capture additional sub-servicing revenue by purchasing prime MSRs in partnership with a captive finance vehicle;
(2)	Recurring management fee income;
(3)	PHH could retain a substantial economic interest in the trust, creating a natural hedge for the mortgage production business; and
(4)	Income investors are likely to pay a premium for shares in a vehicle owning MSRs because the assets are likely REIT-eligible and offer both income and capital appreciation in a rising interest rate environment.

We look forward to greater disclosure and transparency surrounding the Company’s MSRs financing plans, and specifically how such plans compare to the Company creating a tax-efficient captive finance vehicle.

Recommendation #2: Hire a financial advisor to pursue a tax-efficient sale or IPO of Fleet Management

We believe the Fleet Management segment is significantly undervalued on PHH’s consolidated balance sheet. Fleet Management’s LTM segment profit was $83 million, including a “corporate overhead allocation” of $48 million. At book value3, Fleet Management would be valued at approximately 3.1x segment profit, before allocation of corporate overhead, or 4.9x post-overhead. In 2012, Fleet Management reported a pre-tax core ROE of 19.5%4.

Using a reasonable segment operating profit multiple of 8.0x, Fleet Management is worth $664 million (55% of PHH’s current market capitalization). We believe there are also significant potential synergies associated with a sale transaction.  In a sale, we believe Fleet Management would likely be worth in excess of $900 million, assuming modest synergies of $30 million.

3 Fleet Management has a reported book value of $405 million

4 As defined in the Company’s Management Incentive Plan

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The depressed valuation of Fleet Management inside of PHH is a critical issue for shareholders and we urge management to take a more proactive approach to realizing the value of this segment.  Previously, management argued that ownership of the Fleet Management business, despite having no obvious synergies with the mortgage segments, was necessary to support the credit rating of the entire Company. Given PHH’s much improved balance sheet and access to alternative sources of capital, we no longer believe this is the case. In fact, a sale of Fleet Management would significantly deleverage the balance sheet. We estimate a sale for $904 million pre-tax would improve PHH’s Debt/Equity from 3.7x to approximately 1.8x. We believe a sale of Fleet Management would also allow the Company to tender, defease or repay all of its remaining corporate level debt and leave the mortgage segments with substantial excess capital.

We acknowledge there are tax considerations associated with a sale of Fleet Management. Importantly, PHH has substantial net operating losses which may be used to offset any taxable gains associated with a sale. In addition, alternative structures to minimize tax leakage associated with Fleet Management’s deferred tax liabilities are likely available. For example, a buyer might purchase Fleet Management by acquiring the Company's outstanding capital stock with the mortgage segments distributed to shareholders in a spin-off. Such a transaction would likely resemble the proposed takeover of the Company by GE and Blackstone in 2007.

Alternatively, we believe an IPO of a 19% stake at an implied $664 million valuation of Fleet Management could unlock substantial value for shareholders while preserving the Company’s balance sheet flexibility.  The medium-term goal would be to pursue a tax-free spin-off to shareholders of its remaining stake or affect a sale to a strategic acquirer. We think the merits of listing Fleet Management are significant and would:

1)	Unlock more than $240 million of value for PHH shareholders because Fleet Management would likely be valued on the basis of its dividend yield or recurring cash flow rather than book value;
2)	Improve PHH’s corporate liquidity, allowing for a more meaningful return of capital to shareholders;
3)	Allow the Company to retain the benefits of having the Fleet Management business remain a consolidated entity for ratings purposes;
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4)	Create a valuable currency for Fleet Management to pursue acquisitions or other growth initiatives; and
5)	Minimize tax leakage as the IPO would be for a minority stake only (with the strong possibility that capital gains may be offset by the Company’s existing net operating losses).

Recommendation #3: Immediately commence a share repurchase program or tender offer for $150 million of common stock

PHH has significant flexibility in both its debt maturity profile and leverage capacity. As long as the Company’s shares continue to trade at a discount to their intrinsic value, we recommend an immediate (and possibly accelerated) share repurchase program or tender offer for $150 million of common stock which, at the current stock price, would equal approximately 12.5% of outstanding shares.

We believe when accounting for the upcoming 2014 debt maturity, minimum cash needs, collateral requirements and likely repurchase and foreclosure-related net liabilities, PHH has excess financial resources of approximately $542 million before share repurchases. While we acknowledge some of the Company’s real estate owned, loans in foreclosure and repurchase eligible loans are unlikely to be sold at book value in a single transaction, they are an ongoing substantial source of cash.

Including PHH’s owned MSRs and undrawn corporate credit facilities, the Company’s total liquid resources are approximately $2.1 billion. In addition, pro-forma for our share repurchase program and the repayment of the 2014 notes, PHH’s unencumbered asset to unsecured debt ratio would be 3.1:1, meeting management’s publicly stated goal.

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Excess Financial Resources ($mm)	
Cash Sources	$1,145
Cash Requirements	-$720
Pro-Forma Excess Financial Resources	$425
Add-back: Share Repurchases	$150
Excess Financial Resources Excluding Repurchases	$575

Cash Sources ($mm)	
Pro-Forma Unrestricted Cash	$664
Mortgage Loans in Foreclosure	$151
Real Estate Owned	$50
First and Second Lien Mortgages	$72
Scratch and Dent and Other	$49
Recoveries on Loan Repurchases (b)	$159
Total Unencumbered Financial Assets	$1,145

Total Liquid Resources ($mm)	
Excess Financial Resources Excluding Repurchases	$575
Owned MSRs	$1,247
Revolving Credit Facility	$300
Total Sources of Corporate Liquidity	$2,122

Cash Requirements ($mm)	
Minimum Cash Needs	-$250
Reserved as potential cash collateral for hedges	-$120
Loan Repurchases at Par Value (b)	-$350
Cash Requirements	-$720

(b) Total repurchase and foreclosure-related reserves from PHH's 8/1/13 supplemental schedules

Unencumbered Assets to Unsecured Debt Ratio (amounts $mm)	
Unencumbered Assets, 6/30/13	$3,659
Proceeds from New 6.375% Notes '21	$350
Tender for 9.25% Notes '16	-$330
Repayment of 4% Notes '14	-$250
Share Repurchases: Recommendation #3	-$150
Pro-Forma Unencumbered Assets	$3,279
Pro-Forma Unsecured Debt	$1,053
Unencumbered Assets /Unsecured Debt	3.1x

Pro-Forma Unsecured Maturity Profile ($mm)	
2014	$0
2015	$0
2016	$170
2017	$250
2018	$8
Thereafter	$625
	$1,053

 Recommendation #4: Offer to exchange the 6% convertible notes due 2017 for a combination of cash and common stock

We believe that upon the completion of an agreement to sell newly originated MSRs to a third party and the resolution of a substantial amount of the Company’s remaining representation and warranty obligations, the Company should commence an exchange offer for the 6% convertible notes due 2017. A successful exchange of the convertible notes for a combination of cash and common stock5 would reduce interest expense and limit dilution from the convertible notes. Assuming an exchange was completed with 52/48% mix of cash/stock6, the Company would see virtually no change in its net debt profile.

Pro-forma for an exchange transaction, including the $150 million share repurchase program, we believe that the Company would likely maintain over $404 in unrestricted cash and $165 million in excess financial resources. Moreover, PHH would have only $178 million of debt due over the next 5 years and the Company’s unencumbered asset/unsecured debt ratio would be approximately 3.8:1. Notably, this analysis does not include any prospective cash generated from monetization of newly originated MSRs and operating cash flow.

5 Alternatively, the Company could offer to exchange the 6% convertible notes ‘17 for a combination of cash and a new convertible bond. The trade-off to this alternative approach would be less shareholder dilution at the expense of higher overall debt outstanding.

6 This ratio complies with the NYSE rule that limits issuance of stock to 20% of shares outstanding for non-public transactions

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 Once again, we thank you for your consideration. We look forward to continued discussions in the weeks ahead.

Sincerely,

Daniel Lewis

Managing Partner

Orange Capital, LLC

cc:

Mr. Jon A. Boscia, Independent Director

Mr. James O. Egan, Independent Director

Mr. Thomas P. Gibbons, Independent Director

Mr. Allan Z. Loren, Independent Director

Mr. Gregory J. Parseghian, Independent Director

Mr. Charles P. Pizzi, Independent Director

Ms. Deborah M. Reif, Independent Director

Mr. Carroll R. Wetzel, Jr., Independent Director

Mr. Robert B. Crowl, Chief Financial Officer

Mr. James S. Ballan, Investor Relations

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